GUARANTY OF RECOURSE OBLIGATIONS OF BORROWER

THIS GUARANTY OF RECOURSE OBLIGATIONS OF BORROWER (this "**Guaranty**") is executed as of November 5, 2004, by MAGUIRE PROPERTIES, L.P., a Maryland limited partnership (hereafter referred to as "**Guarantor**"), for the benefit of TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA, a New York corporation, its successors and assigns ("**Lender**").

RECITALS

A.   MAGUIRE PROPERTIES-PARK PLACE, LLC, a Delaware limited liability company ("**Borrower**") is indebted to Lender with respect to a loan (the "**Loan**") pursuant to that certain Promissory Note dated of even date herewith, payable to the order of Lender in the original principal amount of One Hundred Seventy Million Dollars ($170,000,000) (together with all renewals, modifications, increases and extensions thereof, the "**Note**"), and secured by that certain Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing Statement of even date herewith (the "**Deed of Trust**"), and by other documents executed in connection therewith (the "**Other Loan Documents**").

B.   Lender is not willing to make the Loan, or otherwise extend credit, to Borrower unless Guarantor unconditionally guarantees payment and performance to Lender of the Guaranteed Recourse Obligations of Borrower (hereinafter defined).

C.   Guarantor is the owner of a direct or indirect interest in Borrower, and Guarantor will directly benefit from Lender's making the Loan to Borrower.

AGREEMENT

NOW, THEREFORE, as an inducement to Lender to make the Loan to Borrower thereunder, and to extend such additional credit as Lender may from time to time agree to extend under the Loan Documents, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

ARTICLE I

NATURE AND SCOPE OF GUARANTY

Section 1.1   Guaranty of Obligations.   Guarantor hereby absolutely and unconditionally guarantees to Lender the prompt and unconditional payment and performance of the Guaranteed Recourse Obligations of Borrower. It is expressly understood and agreed that this is a guaranty and that the obligations of Guarantor hereunder are and shall be absolute and irrevocable under any and all circumstances, without regard to the validity, regularity or enforceability of the Note, the Deed of Trust, or the Other Loan Documents.

Section 1.2   Nature of Guaranty. This Guaranty is an irrevocable, absolute, and independent guaranty of payment and performance, and is not a guaranty of collection. This Guaranty may not be revoked by Guarantor and shall continue to be effective with respect to any Guaranteed Recourse Obligations of Borrower arising or created after any attempted revocation by Guarantor and after (if Guarantor is a natural person) Guarantor's death (in which event this Guaranty shall be binding upon Guarantor's estate and Guarantor's legal representatives and heirs). The fact that at any time or from time to time the Guaranteed Recourse Obligations of Borrower may be increased or reduced shall not release or discharge the obligation of Guarantor to Lender with respect to Guaranteed Recourse Obligations of Borrower. This Guaranty may be enforced by Lender and any subsequent holder of the Note and shall not be discharged by the assignment or negotiation of all or part of the Note. This Guaranty is an unsecured obligation of Guarantor. Without limiting the generality of the foregoing, Guarantor expressly acknowledges and agrees that this Guaranty and Guarantor's obligations hereunder are <u>not</u> secured by the Note, the Deed of Trust, the Other Loan Documents or any other collateral security for the Debt (hereinafter defined) and other Loan obligations whatsoever.

Section 1.3   Defined Terms.

(a)   **"Anti-Terrorism Law"** means any law relating to terrorism or money-laundering, including Executive Order No. 13224 and the USA Patriot Act.

(b)   **"Debt"** means the principal sum evidenced by the Note and secured by the Deed of Trust, or so much thereof as may be outstanding from time to time, together with interest thereon at the rate of interest specified in the Note and all other sums other than principal or interest which may or shall become due and payable pursuant to the provisions of the Note, the Deed of Trust, or the Other Loan Documents.

(c)   **"Environmental Indemnity Agreement"** means that certain Environmental Indemnity of even date herewith made by Guarantor, as Indemnitor, in favor of Lender.

(d)   **"Executive Order No. 13224"** means Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, relating to "Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism."

(e)   **"Guaranteed Recourse Obligations of Borrower"** means all obligations and liabilities of Borrower for which Borrower shall be personally liable pursuant to <u>Section 15.1(c)</u> of the Deed of Trust.

(f)   **"Prohibited Person"** means: (i) a person or entity that is listed in the Annex to, or is otherwise subject to the provisions of, Executive Order No. 13224; (ii) a person or entity owned or controlled by, or acting for or on behalf of, any person or entity that is listed in the Annex to, or is otherwise subject to the provisions of, Executive Order No. 13224; (iii) a person or entity with whom Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law; (iv) a person or entity who commits, threatens or conspires to commit or supports "terrorism" as defined in Executive Order No. 13224; (v) a person or entity that is named as a "specially designated national and blocked person" on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website, http://www.treas.gov/ofac/t11sdn.pdf or at any replacement website at any or other official publication of such list; or (vi) a person or entity who is affiliated with a person or entity described in clauses (i)-(v) of this definition.

(g)   **"USA Patriot Act"** means the "Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001" (Public Law 107-56).

Section 1.4   Payment by Guarantor. Upon any default of Borrower in the payment or performance of any of the Guaranteed Recourse Obligations of Borrower, Lender may, at its option, proceed directly and at once, without notice, against Guarantor to collect and recover the full amount of the liability hereunder or any portion thereof, without proceeding against Borrower or any other person, or foreclosing upon, selling, or otherwise disposing of or collecting or applying against any of the mortgaged property or other collateral for the Loan.

Section 1.5   Guaranteed Recourse Obligations of Borrower Not Reduced by Offset. The Guaranteed Recourse Obligations of Borrower and the liabilities and obligations of Guarantor to Lender hereunder, shall not be reduced, discharged or released because or by reason of any existing or future offset, claim or defense of Borrower, or any other party, against Lender or against payment of the Guaranteed Recourse Obligations of Borrower, whether such offset, claim or defense arises in connection with the Guaranteed Recourse Obligations of Borrower (or the transactions creating the Guaranteed Recourse Obligations of Borrower) or otherwise.

Section 1.6   Payment of Expenses. Guarantor agrees that, with or without notice or demand, Guarantor will reimburse Lender, to the extent that such reimbursement is not made by Borrower, for all expenses (including reasonable counsel fees) incurred by Lender in good faith in connection with the collection of the Guaranteed Recourse Obligations of Borrower or any portion thereof or with the enforcement of this Guaranty.

ARTICLE II

OTHER AGREEMENTS

Section 2.1   Deferment of Rights of Subrogation, Reimbursement and Contribution. Any indebtedness of Borrower to Guarantor now or hereafter existing (including, but not limited to, any rights to subrogation Guarantor may have as a result of any payment by Guarantor under this Guaranty), together with any interest thereon, shall be, and such indebtedness is, hereby deferred, postponed and subordinated to the prior payment in full of the Debt. Until payment in full of the Debt (and including interest accruing on the Note after the commencement of a proceeding by or against Borrower under the Bankruptcy Reform Act of 1978, as amended, 11 U.S.C. Sections 101 et seq., and the regulations adopted and promulgated pursuant thereto (collectively, the "**Bankruptcy Code**") which interest the parties agree shall remain a claim that is prior and superior to any claim of Guarantor notwithstanding any contrary practice, custom or ruling in cases under the Bankruptcy Code generally), Guarantor agrees not to accept any payment or satisfaction of any kind of indebtedness of Borrower to Guarantor and hereby assigns such indebtedness to Lender, including the right to file proof of claim and to vote thereon in connection with any such proceeding under the Bankruptcy Code, including the right to vote on any plan of reorganization. Further, if Guarantor shall comprise more than one person, firm or corporation, Guarantor agrees that until such payment in full of the Debt, (a) no one of them shall accept payment from the others by way of contribution on account of any payment made hereunder by such party to Lender, (b) no one of them will take any action to exercise or enforce any rights to such contribution, and (c) if any of Guarantor should receive any payment, satisfaction or security for any indebtedness of Borrower to any of Guarantor or for any contribution by the others of Guarantor for payment made hereunder by the recipient to Lender, the same shall be delivered to Lender in the form received, endorsed or assigned as may be appropriate for application on account of, or as security for, the Debt and until so delivered, shall be held in trust for Lender as security for the Debt. Any rights of Guarantor, whether now existing or later arising, to receive payment on account of any indebtedness (including interest) owed to Guarantor by Borrower, or to withdraw capital invested by it in Borrower, or to receive distributions from Borrower, shall at all times be subordinate as to lien and time of payment and in all other respects to the full and prior repayment to Lender of the Debt. Guarantor shall not be entitled to enforce or receive payment of any sums hereby subordinated until all of the Debt and other Loan obligations have been paid and performed in full and any such sums received in violation of this Guaranty shall be received by Guarantor in trust for Lender. The foregoing notwithstanding, Guarantor is not prohibited from receiving distributions from Borrower in an amount equal to any income taxes imposed on Guarantor which are attributable to Borrower's income from its investments.

Section 2.2   Financial Statements. Guarantor shall furnish or cause to be furnished to Lender the following:

(a)   within ninety (90) days after the close of each fiscal year of Guarantor, an annual financial statement for Guarantor dated as of the close of such fiscal year, certified by Guarantor as true and correct and prepared in accordance with generally accepted accounting principles, applied on a consistent basis; and

(b)   Within thirty (30) days after Lender's written request, such additional financial statements and financial and other information as Lender from time to time shall reasonably require, certified as true and correct by Guarantor.

Section 2.3   Dissemination of Information. If Lender determines at any time to sell, transfer or assign the Note, the Deed of Trust, and the Other Loan Documents, and any or all servicing rights with respect thereto, or to grant participations therein (the "**Participations**") or permit the issuance of mortgage pass-through certificates or other securities (such sale and/or issuance, the "**Securitization**") evidencing a beneficial interest in a rated or unrated public offering or private placement (the "**Securities**"), Lender may forward to each purchaser, transferee, assignee, servicer, participant, investor, or their respective successors in such Participations and/or Securities (collectively, the "**Investor**") or any rating agency rating such Securities and each prospective Investor, all documents and information which Lender now has or may hereafter acquire relating to the Debt and to Guarantor (including, without limitation, all financial statements), which shall have been furnished by Guarantor as Lender determines necessary or desirable. Guarantor agrees to cooperate with Lender in connection with (i) any transfer made or any Securities created pursuant to this paragraph and such other documents as may be reasonably requested by Lender, and (ii) any modifications to the Note, the Deed of

Trust, and Other Loan Documents as may be needed for the Loan to comply with any real estate mortgage investment conduit or other securitization requirements, <u>provided</u> that no such modification of the Note, the Deed of Trust, and Other Loan Documents will modify the Fixed Interest Rate, Maturity Date, amortization schedule, or any other material term or provision so as to impose additional financial or other material adverse burdens on Guarantor. Upon Lender's reasonable request, Guarantor agrees to meet with any rating agency for due diligence purposes. Guarantor consents to Lender furnishing to such Investors or such prospective Investors or any rating agency any and all information concerning the Guarantor as may be requested by Lender, any Investor or any prospective Investor or rating agency in connection with any sale, transfer or Participation.

Section 2.4   Events and Circumstances Not Reducing or Discharging Guarantor's Obligations. Guarantor hereby consents and agrees to each of the following, and agrees that Guarantor's obligations under this Guaranty shall not be released, diminished, impaired, reduced or adversely affected by any of the following, and waives any common law, equitable, statutory or other rights (including without limitation rights to notice) which Guarantor might otherwise have as a result of or in connection with any of the following:

(a)   Modifications. Any amendment of all or any part of the Guaranteed Recourse Obligations of Borrower, the Note, the Deed of Trust, the Other Loan Documents, or other document, instrument, contract or understanding between Borrower and Lender, or any other parties, pertaining to the Guaranteed Recourse Obligations of Borrower or any failure of Lender to notify Guarantor of any such action.

(b)   Adjustment. Any adjustment, indulgence, forbearance or compromise that might be granted or given by Lender to Borrower or any Guarantor.

(c)   Condition of Borrower or Guarantor. The insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution or lack of power of Borrower, Guarantor or any other party at any time liable for the payment of all or part of the Guaranteed Recourse Obligations of Borrower; or any dissolution of Borrower or Guarantor, or any sale, lease or transfer of any or all of the assets of Borrower or Guarantor, or any changes in the shareholders, partners, venturers or members of Borrower or Guarantor; or any reorganization of Borrower or Guarantor. Before signing this Guaranty, Guarantor investigated the financial condition and business operations of Borrower, the present and former condition, uses and ownership of Borrower's assets, and such other matters as Guarantor deemed appropriate to assure itself of Borrower's ability to discharge its obligations under the Loan Documents. Guarantor hereby assumes full responsibility for that due diligence, as well as for keeping informed of all matters which may affect Borrower's ability to pay and perform its obligations to Lender. Lender has no duty to disclose to Guarantor any information which Lender may have or receive about Borrower's financial condition or business operations, the condition or uses of Borrower's assets, or any other circumstances bearing on Borrower's ability to perform.

(d)   Invalidity of Guaranteed Recourse Obligations of Borrower. The invalidity, illegality or unenforceability of all or any part of the Guaranteed Recourse Obligations of Borrower, or any document or agreement executed in connection with the Guaranteed Recourse Obligations of Borrower, for any reason whatsoever, including without limitation the fact that

(a) the Guaranteed Recourse Obligations of Borrower, or any part thereof, exceeds the amount permitted by law, (b) the act of creating the Guaranteed Recourse Obligations of Borrower or any part thereof is ultra vires, (c) the officers or representatives executing the Note, the Deed of Trust, or the Other Loan Documents or otherwise creating the Guaranteed Recourse Obligations of Borrower acted in excess of their authority, (d) the Guaranteed Recourse Obligations of Borrower violate applicable usury laws, (e) Borrower has valid defenses, claims or offsets (whether at law, in equity or by agreement) which render the Guaranteed Recourse Obligations of Borrower wholly or partially uncollectible from Borrower, (f) the creation, performance or repayment of the Guaranteed Recourse Obligations of Borrower (or the execution, delivery and performance of any document or instrument representing part of the Guaranteed Recourse Obligations of Borrower or executed in connection with the Guaranteed Recourse Obligations of Borrower, or given to secure the repayment of the Guaranteed Recourse Obligations of Borrower) is illegal, uncollectible or unenforceable, or (g) the Note, the Deed of Trust, or any of the Other Loan Documents have been forged or otherwise are irregular or not genuine or authentic, it being agreed that Guarantor shall remain liable hereon regardless of whether Borrower or any other person be found not liable on the Guaranteed Recourse Obligations of Borrower or any part thereof for any reason.

(e)   Release of Obligors. Any full or partial release of the liability of Borrower on the Guaranteed Recourse Obligations of Borrower, or any part thereof, or of any co-guarantors, or any other person or entity now or hereafter liable, whether directly or indirectly, jointly, severally, or jointly and severally, to pay, perform, guarantee or assure the payment of the Guaranteed Recourse Obligations of Borrower, or any part thereof, it being recognized, acknowledged and agreed by Guarantor that Guarantor may be required to pay the Guaranteed Recourse Obligations of Borrower in full without assistance or support of any other party, and Guarantor has not been induced to enter into this Guaranty on the basis of a contemplation, belief, understanding or agreement that other parties will be liable to pay or perform the Guaranteed Recourse Obligations of Borrower, or that Lender will look to other parties to pay or perform the Guaranteed Recourse Obligations of Borrower.

(f)   Other Collateral. The taking or accepting of any other security, collateral or guaranty, or other assurance of payment, for all or any part of the Guaranteed Recourse Obligations of Borrower.

(g)   Release of Collateral. Any release, surrender, exchange, subordination, deterioration, waste, loss or impairment (including without limitation negligent, willful, unreasonable or unjustifiable impairment) of any collateral, property or security, at any time existing in connection with, or assuring or securing payment of, all or any part of the Guaranteed Recourse Obligations of Borrower.

(h)   Care and Diligence. The failure of Lender or any other party to exercise diligence or reasonable care in the preservation, protection, enforcement, sale or other handling or treatment of all or any part of such collateral, property or security, including but not limited to any neglect, delay, omission, failure or refusal of Lender (a) to protect, secure or insure any security or lien provided by the Deed of Trust or other such collateral, (b) to take or prosecute any action for the collection of any of the Guaranteed Recourse Obligations of Borrower, (c) to foreclose, or initiate any action to foreclose, or, once commenced, prosecute to completion any action to foreclose upon any security therefor, or (d) to take or prosecute any action in connection with any instrument or agreement evidencing or securing all or any part of the Guaranteed Recourse Obligations of Borrower.

(i) Unenforceability. The fact that any collateral, security, security interest or lien contemplated or intended to be given, created or granted as security for the repayment of the Guaranteed Recourse Obligations of Borrower, or any part thereof, shall not be properly perfected or created, or shall prove to be unenforceable or subordinate to any other security interest or lien, it being recognized and agreed by Guarantor that Guarantor is not entering into this Guaranty in reliance on, or in contemplation of the benefits of, the validity, enforceability, collectibility or value of any of the collateral for the Guaranteed Recourse Obligations of Borrower.

(j) Offset. Any existing or future right of offset, claim or defense of Borrower against Lender, or any other party, or against payment of the Guaranteed Recourse Obligations of Borrower, whether such right of offset, claim or defense arises in connection with the Guaranteed Recourse Obligations of Borrower (or the transactions creating the Guaranteed Recourse Obligations of Borrower) or otherwise.

(k) Merger. The reorganization, merger or consolidation of Borrower into or with any other corporation or entity.

(l) Preference. Any payment by Borrower to Lender is held to constitute a preference under bankruptcy laws, or for any reason Lender is required to refund such payment or pay such amount to Borrower or someone else.

(m) Other Actions Taken or Omitted. Any other action taken or omitted to be taken with respect to the Note, the Deed of Trust, the Other Loan Documents, the Guaranteed Recourse Obligations of Borrower, or the security and collateral therefor, whether or not such action or omission prejudices Guarantor or increases the likelihood that Guarantor will be required to pay the Guaranteed Recourse Obligations of Borrower pursuant to the terms hereof. It is the unambiguous and unequivocal intention of Guarantor that Guarantor shall be obligated to pay the Guaranteed Recourse Obligations of Borrower when due, notwithstanding any occurrence, circumstance, event, action, or omission whatsoever, whether or not contemplated, and whether or not otherwise or particularly described herein, which obligation shall be deemed satisfied only upon the full and final payment and satisfaction of the Guaranteed Recourse Obligations of Borrower.

Section 2.5 Events of Default. Lender may declare Guarantor to be in default under this Guaranty upon the occurrence of any of the following events:

(a) Guarantor fails to perform any of Guarantor's obligations under this Guaranty;

(b) Guarantor revokes this Guaranty or this Guaranty becomes ineffective for any reason;

(c) Any representation or warranty made or given by Guarantor to Lender proves to be false or misleading in any material respect;

(d)   Guarantor becomes insolvent or the subject of any Insolvency Proceeding (as hereinafter defined);

(e)   Guarantor dissolves or liquidates; or

(f)   Guarantor's net worth falls below $170,000,000.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

To induce Lender to make the Loan and extend credit to Borrower, Guarantor hereby represents and warrants to Lender as follows:

Section 3.1   Benefit. Guarantor is an affiliate of Borrower, is the owner of a direct or indirect interest in Borrower, and has received, or will receive, direct or indirect benefit from the making of the Loan to Borrower, which would not occur but for the making of this Guaranty with respect to the Guaranteed Recourse Obligations of Borrower.

Section 3.2   Familiarity and Reliance. Guarantor is familiar with, and has independently reviewed books and records regarding, the financial condition of Borrower and is familiar with the value of any and all collateral intended to be created as security for the payment of the Note or Guaranteed Recourse Obligations of Borrower; however, Guarantor is not relying on such financial condition or such collateral as an inducement to enter into this Guaranty.

Section 3.3   No Representation by Lender. Neither Lender nor any other party has made any representation, warranty or statement to Guarantor in order to induce Guarantor to execute this Guaranty.

Section 3.4   Guarantor's Financial Condition. As of the date hereof, and after giving effect to this Guaranty and the contingent obligation evidenced hereby, Guarantor is, and will be, solvent, and has and will have assets which, fairly valued, exceed its obligations, liabilities (including contingent liabilities) and debts, and has and will have property and assets sufficient to satisfy and repay its obligations and liabilities.

Section 3.5   Legality. The execution, delivery and performance by Guarantor of this Guaranty and the consummation of the transactions contemplated hereunder do not, and will not, contravene or conflict with any law, statute or regulation whatsoever to which Guarantor is subject or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or result in the breach of, any indenture, mortgage, deed of trust, charge, lien, or any contract, agreement or other instrument to which Guarantor is a party or which may be applicable to Guarantor. This Guaranty is a legal and binding obligation of Guarantor and is enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to the enforcement of creditors' rights.

Section 3.6   Survival. All representations and warranties made by Guarantor herein shall survive the execution hereof.

Section 3.7   Review of Documents. Guarantor has received and examined true copies of the Note, the Deed of Trust, and all of the Other Loan Documents.

Section 3.8   Litigation. Except as otherwise disclosed to Lender, there are no proceedings pending or, so far as Guarantor knows, threatened before any court or administrative agency which, if decided adversely to Guarantor, would materially adversely affect the financial condition of Guarantor or the authority of Guarantor to enter into, or the validity or enforceability of this Guaranty.

Section 3.9   Tax Returns. Guarantor has filed all required federal, state and local tax returns and has paid all taxes as shown on such returns as they have become due. No claims have been assessed and are unpaid with respect to such taxes.

Section 3.10   Compliance with Anti-Terrorism Laws.

(a)   Neither Guarantor nor its respective constituents or affiliates are or will be in violation of any Anti-Terrorism Law.

(b)   Neither Guarantor nor any of its respective constituents or affiliates, any of its respective brokers or other agents acting or benefiting in any capacity in connection with the Loan nor, to Guarantor's knowledge as of the date hereof, the seller of the Property (if any portion of the Property is being acquired with proceeds of the Loan) is or will be a Prohibited Person.

(c)   Neither Guarantor, nor any of its respective affiliates or constituents, any of its respective brokers or other agents acting in any capacity in connection with the Loan nor, to Guarantor's knowledge as of the date hereof, the seller of the Property (if any portion of the Property is being acquired with proceeds of the Loan) is or will (i) conduct any business or engage in any transaction or dealing with any Prohibited Person, including the making or receiving any contribution of funds, goods or services to or for the benefit of any Prohibited Person, (ii) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224; or (iii) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

(d)   Guarantor covenants and agrees to deliver to Lender any certification or other evidence that Lender reasonably may request from time to time confirming Guarantor's compliance with this Section.

ARTICLE IV

WAIVERS

Section 4.1   Waivers.

(a)   Guarantor hereby waives notice of the acceptance hereof, presentment, demand for payment, protest, notice of protest, or any and all notice of non-payment, non-performance or non-observance, or other proof, or notice or demand, whereby to charge Guarantor therefor.

(b)   Guarantor further agrees that the validity of this Guaranty and the obligations of Guarantor hereunder shall in no way be terminated, affected or impaired (a) by reason of the assertion by Lender of any rights or remedies which it may have under or with respect to either the Note, the Deed of Trust, or the Other Loan Documents, against any person obligated thereunder or against the owner of the Property (as defined in the Deed of Trust), or (b) by reason of any failure to file or record any of such instruments or to take or perfect any security intended to be provided thereby, or (c) by reason of the release or exchange of any property covered by the Deed of Trust or other collateral for the Loan, or (d) by reason of Lender's failure to exercise, or delay in exercising, any such right or remedy or any right or remedy Lender may have hereunder or in respect to this Guaranty, or (e) by reason of the commencement of a case under the Bankruptcy Code by or against any person obligated under the Note, the Deed of Trust, or the Other Loan Documents, or the death of any Guarantor, or (f) by reason of any payment made on the Debt or any other indebtedness arising under the Note, the Deed of Trust, or the Other Loan Documents, whether made by Borrower or Guarantor or any other person, which is required to be refunded pursuant to any bankruptcy or insolvency law; it being understood that no payment so refunded shall be considered as a payment of any portion of the Debt, nor shall it have the effect of reducing the liability of Guarantor hereunder. It is further understood, that if Borrower shall have taken advantage of, or be subject to the protection of, any provision in the Bankruptcy Code, the effect of which is to prevent or delay Lender from taking any remedial action against Borrower, including the exercise of any option Lender has to declare the Debt due and payable on the happening of any default or event by which under the terms of the Note, the Deed of Trust, or the Other Loan Documents, the Debt shall become due and payable, Lender may, as against Guarantor, nevertheless, declare the Debt due and payable and enforce any or all of its rights and remedies against Guarantor provided for herein.

(c)   As a further inducement to Lender to make the Loan and in consideration thereof, Guarantor further covenants and agrees that (a) in any action or proceeding brought by Lender against Guarantor on this Guaranty, Guarantor shall and does hereby waive trial by jury, (b) Guarantor will maintain a place of business or an agent for service of process in Los Angeles County or Orange County, CA and give prompt notice to Lender of the address of such place of business and of the name and address of any new agent appointed by it, as appropriate, (c) the failure of Guarantor's agent for service of process to give it notice of any service of process will not impair or affect the validity of such service or of any judgment based thereon, (d) if, despite the foregoing, there is for any reason no agent for service of process of Guarantor available to be served, and if Guarantor at that time has no place of business in Los Angeles County, CA then Guarantor irrevocably consents to service of process by registered or certified mail, postage prepaid, to it at its address given in or pursuant to the first paragraph hereof, Guarantor hereby waiving personal service thereof, (e) within thirty days after such mailing, Guarantor so served shall appear or answer to any summons and complaint or other process and should Guarantor so served fail to appear or answer within said thirty-day period, said Guarantor shall be deemed in default and judgment may be entered by Lender against the said party for the amount as demanded in any summons and complaint or other process so served, (f) Guarantor initially and irrevocably designates Munger, Tolles & Olson LLP, with offices on the date hereof at 355 South Grand Avenue, Suite 3500, Los Angeles, CA 90071, Attention: Jeffrey A. Heintz, Esq. for service of process in California with respect to this Guaranty, (g) with respect to any claim or action arising hereunder, Guarantor (i) irrevocably submits to the nonexclusive jurisdiction of the courts of the state or commonwealth where the Property is located and the United States District

Court located in the county in which the Property is located, and appellate courts from any thereof, and (ii) irrevocably waives any objection which it may have at any time to the laying on venue of any suit, action or proceeding arising out of or relating to the Deed of Trust brought in any such court, irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum, and (h) nothing in this Guaranty will be deemed to preclude Lender from bringing an action or proceeding with respect hereto in any other jurisdiction.

(d) Guarantor agrees to the provisions of the Note, the Deed of Trust, and the Other Loan Documents, and hereby waives notice of (i) any loans or advances made by Lender to Borrower, (ii) acceptance of this Guaranty, (iii) the execution and delivery by Borrower and Lender of any other loan or credit agreement or of Borrower's execution and delivery of any promissory notes or other documents arising under the Note, the Deed of Trust, or the Other Loan Documents or in connection with the Property, (iv) the occurrence of any breach by Borrower or event of default by Borrower under the Loan Documents, (v) Lender's transfer or disposition of the Guaranteed Recourse Obligations of Borrower, or any part thereof, or (vi) any other action at any time taken or omitted by Lender, and, generally, all demands and notices of every kind in connection with this Guaranty, the Note, the Deed of Trust, or the Other Loan Documents, any documents or agreements evidencing, securing or relating to any of the Guaranteed Recourse Obligations of Borrower and the obligations hereby guaranteed.

(e) Guarantor hereby waives: (i) all statutes of limitations as a defense to any action or proceeding brought against Guarantor by Lender, to the fullest extent permitted by law; (ii) any right Guarantor may have to require Lender to proceed against Borrower, proceed against or exhaust any security for the Loan provided to Lender by Borrower or any other person (including Guarantor), or pursue any other remedy in Lender's power to pursue; (iii) any defense based on any claim that Guarantor's obligations exceed or are more burdensome than those of Borrower; (iv) any defense based on (A) any legal disability of Borrower, (B) any release, discharge, modification, impairment or limitation of the liability of Borrower to Lender from any cause, whether consented to by Lender or arising by operation of law or from any bankruptcy or other voluntary or involuntary proceeding, in or out of court, for the adjustment of debtor-creditor relationships (an "**Insolvency Proceeding**"), and (C) any rejection or disaffirmance of the Loan, or any part of it, or any security held for it, in any such Insolvency Proceeding; (v) any defense based on any action taken or omitted by Lender in any Insolvency Proceeding involving Borrower, including any election to have Lender's claim allowed as being secured, partially secured or unsecured, any extension of credit by Lender to Borrower in any Insolvency Proceeding, and the taking and holding by Lender of any security for any such extension of credit; (vi) all presentments, demands for performance, notices of nonperformance, protests, notices of protest, notices of dishonor, notices of acceptance of this Guaranty and of the existence, creation, or incurring of new or additional indebtedness, and demands and notices of every kind except for any demand or notice by Lender to Guarantor expressly provided for herein; (vii) any defense based on or arising out of any defense that Borrower may have to the payment or performance of the Debt and other Loan obligations or any part of them; and (viii) any defense based on or arising out of any action of Lender described herein.

(f)   Waivers of Subrogation and Other Rights and Defenses.

(i)   Upon a default by Borrower under the Loan Documents, Lender in its sole discretion, without prior notice to or consent of Guarantor, may elect to: (A) foreclose either judicially or nonjudicially against any real or personal property security it may hold for the Loan, (B) accept a transfer of any such security in lieu of foreclosure, (C) compromise or adjust the Loan or any part of it or make any other accommodation with Borrower or Guarantor, or (D) exercise any other remedy against Borrower or any security. No such action by Lender shall release or limit the liability of Guarantor, who shall remain liable under this Guaranty after the action, even if the effect of the action is to deprive Guarantor of any subrogation rights, rights of indemnity, or other rights to collect reimbursement from Borrower for any sums paid to Lender, whether contractual or arising by operation of law or otherwise. Guarantor expressly agrees that under no circumstances shall it be deemed to have any right, title, interest or claim in or to any real or personal property to be held by Lender or any third party after any foreclosure or transfer in lieu of foreclosure of any security for the Loan.

(ii)   Regardless of whether Guarantor may have made any payments to Lender, Guarantor hereby waives (A) all rights of subrogation, indemnification, contribution and any other rights to collect reimbursement from Borrower or any other party for any sums paid to Lender, whether contractual or arising by operation of law (including the Bankruptcy Code or any successor or similar statute) or otherwise, (B) all rights to enforce any remedy that Lender may have against Borrower, and (C) all rights to participate in any security now or later to be held by Lender for the Loan. The waivers given in this Section 4.1(f)(ii) shall be effective until the Debt and other Loan obligations have been paid and performed in full.

(iii)   Guarantor understands and acknowledges that if Lender forecloses judicially or nonjudicially against any real property security for the Loan, that foreclosure could impair or destroy any ability that Guarantor may have to seek reimbursement, contribution or indemnification from Borrower or others based on any right Guarantor may have of subrogation, reimbursement, contribution or indemnification for any amounts paid by Guarantor under this Guaranty. Guarantor further understands and acknowledges that in the absence of this Section 4.1(f), such potential impairment or destruction of Guarantor's rights, if any, may entitle Guarantor to assert a defense to this Guaranty based on Section 580d of the California Code of Civil Procedure as interpreted in Union Bank v. Gradsky, 265 Cal.App.2d 40 (1968). By executing this Guaranty, Guarantor freely, irrevocably and unconditionally (A) waives and relinquishes that defense and agrees that Guarantor will be fully liable under this Guaranty even though Lender may foreclose judicially or nonjudicially against any real property security for the Loan, (B) agrees that Guarantor will not assert that defense in any action or proceeding which Lender may commence to enforce this Guaranty, (C) acknowledges and agrees that the rights and defenses waived by Guarantor under this Guaranty include any right or defense that Guarantor may have or be entitled to assert based upon or arising out of any one or more of Sections 580a, 580b, 580d or 726 of the California Code of Civil Procedure or Section 2848 of the California Civil Code, and (D) acknowledges and agrees that Lender is relying on this waiver in making the Loan, and that this waiver is a material part of the consideration which Lender is receiving for making the Loan.

(iv)   Guarantor hereby waives any rights and defenses that are or may become available to Guarantor by reason of Sections 2787 to 2855, inclusive, of the California Civil Code.

(v)   Without limiting the generality of the foregoing, Guarantor makes the following waivers pursuant to California Civil Code Section 2856(c). Guarantor hereby waives all rights and defenses that Guarantor may have because Borrower's Debt is secured by real property. This means, among other things:

(A)   Lender may collect from Guarantor without first foreclosing on any real or personal property collateral pledged by Borrower.

(B)   If Lender forecloses on any real property collateral pledged by Borrower:

(1)   The amount of the Loan may be reduced only by the price for which that collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price.

(2)   Lender may collect from Guarantor even if Lender, by foreclosing on the real property collateral, has destroyed any right Guarantor may have to collect from Borrower.

This Section 4.1(f)(v) is an unconditional and irrevocable waiver of any rights and defenses Guarantor may have because Borrower's Loan is secured by real property. These rights and defenses include, but are not limited to, any rights or defenses based upon Section 580a, 580b, 580d or 726 of the California Code of Civil Procedure.

In addition, Guarantor waives all rights and defenses arising out of an election of remedies by Lender, even though that election of remedies, such as a nonjudicial foreclosure with respect to security for a guaranteed obligation, has destroyed Guarantor's rights of subrogation and reimbursement against the principal by the operation of Section 580d of the California Code of Civil Procedure or otherwise.

(vi)   Guarantor hereby waives any right or defense it may have at law or equity, including California Code of Civil Procedure Section 580a, to a fair market value hearing or action to determine a deficiency judgment after a foreclosure.

(vii)   No provision or waiver in this Guaranty shall be construed as limiting the generality of any other provision or waiver contained in this Guaranty.

(g)   It is the intention of the parties that Guarantor shall not be deemed to be a "creditor" or "creditors" (as defined in Section 101 of the Bankruptcy Code) of Borrower, or any other guarantor of the Debt or the Guaranteed Recourse Obligations of Borrower, by reason of the existence of this Guaranty, in the event that Borrower or any such guarantor, becomes a debtor in any proceeding under the Bankruptcy Code, and in connection herewith, Guarantor hereby waives any such right as a "creditor" under the Bankruptcy Code. This waiver is given to induce Lender to make the Loan evidenced by the Note to Borrower. After the Loan is paid in full and so long as there are no obligations or liabilities under this Guaranty outstanding, this waiver shall be deemed to be terminated.

ARTICLE V

MISCELLANEOUS

Section 5.1   No Waiver. No failure to exercise, and no delay in exercising, on the part of Lender, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right. The rights of Lender hereunder shall be in addition to all other rights provided by law. No modification or waiver of any provision of this Guaranty, nor consent to departure therefrom, shall be effective unless in writing and no such consent or waiver shall extend beyond the particular case and purpose involved. No notice or demand given in any case shall constitute a waiver of the right to take other action in the same, similar or other instances without such notice or demand.

Section 5.2   Applicable Law. This Guaranty shall be deemed to be a contract entered into pursuant to the laws of the state or commonwealth where the Property is located and shall in all respects be governed, construed, applied and enforced in accordance with applicable federal law and the laws of the state or commonwealth where the Property is located, without reference or giving effect to any choice of law doctrine.

Section 5.3   Notices. All acceptances, approvals, consents, demands, notices, requests, waivers and other communications required or permitted to be given under this Guaranty must be in writing and (a) delivered personally by a process server providing a sworn declaration evidencing the date of service, the individual served, and the address where the service was made; (b) sent by certified mail, return receipt requested; or (c) delivered by nationally recognized overnight delivery service that provides evidence of the date of delivery, with all charges prepaid (for next morning delivery if sent by overnight delivery service), addressed to the appropriate party at its address listed below:

If to Lender: Teachers Insurance and Annuity Association of America
                                 730 Third Avenue
                                 New York, New York 10017
                                 Attention: Director/Portfolio Management – West Region
                                         Mortgage and Real Estate Division
                                 TIAA Appl. #AAA-4182
                                 TIAA Mortgage #000580700

with a courtesy copy to:	Teachers Insurance and Annuity Association of America 730 Third Avenue New York, New York 10017 Attention: Managing Counsel – New York Investment Management Law TIAA Appl. #AAA-4182 TIAA Mortgage #000580700
and	Mayer, Brown, Rowe & Maw LLP 350 South Grand Avenue, 25th Floor Los Angeles, California 90071 Attention: Louis P. Eatman, Esq.
If to Guarantor:	Maguire Properties, L.P. 333 South Grand Avenue, Suite 400 Los Angeles, California 90071 Attention: Dallas E. Lucas Mark Lammas
With a courtesy copy to:	Munger, Tolles & Olson LLP 355 South Grand Avenue Suite 3500 Los Angeles, California 90071 Attention: Jeffrey A. Heintz, Esq.

Section 5.4   Unenforceable Provisions. If any provision in the Loan Documents is found to be illegal or unenforceable or would operate to invalidate any of the Loan Documents, then the provision will be deemed expunged and the Loan Documents will be construed as though the provision was not contained in the Loan Documents and the remainder of the Loan Documents will remain in full force and effect.

Section 5.5   Entire Agreement. All understandings, representations and agreements heretofore had with respect to this Guaranty are merged into this Guaranty which alone fully and completely expresses the agreement of Guarantor and Lender.

Section 5.6   No Oral Amendment. This Guaranty may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of Lender or Borrower, but only by an agreement in writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change, discharge or termination is sought.

Section 5.7   Counterparts. This Guaranty may be executed in one or more counterparts by some or all of the parties hereto, each of which counterparts shall be an original and all of which together shall constitute a single agreement of Guaranty. The failure of any party hereto to execute this Guaranty, or any counterpart hereof, shall not relieve the other signatories from their obligations hereunder.

Section 5.8   Joint and Several Liability. If Guarantor consists of more than one person or entity, the obligations and liabilities of each such person or entity under this Guaranty are joint and several.

Section 5.9   Successors and Assigns. Each reference herein to Lender shall be deemed to include its successors and assigns, to whose favor the provisions of this Guaranty shall also inure. Each reference herein to Guarantor shall be deemed to include the heirs, executors, administrators, legal representatives, successors and assigns of Guarantor, all of whom shall be bound by the provisions of this Guaranty. If any party hereto shall be a joint venture or partnership, the agreements and obligations on the part of Guarantor herein contained shall remain in force and application notwithstanding any changes in the individuals composing the joint venture or partnership. The term "Borrower" as used herein shall include any new or successor entity formed as a result of any merger, reorganization, sale, transfer, devise, gift or bequest of Borrower or any interest in Borrower. The term "Guarantor" shall include any new successor entity formed as a result of any merger, reorganization, sale, transfer, devise, gift or bequest of Guarantor or any interest in Guarantor and Guarantor and its constituents shall not thereby be released from any obligations or liability hereunder.

Section 5.10   Headings.   The article, section and subsection headings are for convenience of reference only and shall in no way affect the interpretation of this Guaranty.

Section 5.11   Recitals. The recital and introductory paragraphs hereof are a part hereof, form a basis for this Guaranty and shall be considered prima facie evidence of the facts and documents referred to therein.

Section 5.12   Rights and Remedies. If Guarantor becomes liable for any indebtedness owing by Borrower to Lender, by endorsement or otherwise, other than under this Guaranty, such liability shall not be in any manner impaired or affected hereby and the rights of Lender hereunder shall be cumulative of any and all other rights that Lender may ever have against Guarantor. The exercise by Lender of any right or remedy hereunder or under any other instrument, or at law or in equity, shall not preclude the concurrent or subsequent exercise of any other right or remedy. All moneys available to Lender for application in payment or reduction of the Debt may be applied by Lender in such manner and in such amounts and at such time or times and in such order and priority as Lender may see fit to the payment or reduction of such portion of the Debt as Lender may elect.

Section 5.13   Rules of Construction.

(a)   The terms "include", "including" and similar terms are construed as if followed by the phrase "without limitation".

(b)   The singular of any word includes the plural and the plural includes the singular. The use of any gender includes all genders.

(c)   The terms "person", "party" and "entity" include natural persons, firms, joint ventures, partnerships, limited liability companies and partnerships, corporations and any other public or private legal entity.

(d)   The term "provisions" includes terms, covenants, conditions, agreements and requirements.

(e)   The term "amendment" includes modification, alteration, increase, rearrangement, supplement, renewal, extension, replacement and substitution.

(f)   No inference in favor of or against a party with respect to any provision in the Note, the Deed of Trust, or Other Loan Documents, may be drawn from the fact that the party drafted the Note, the Deed of Trust, or Other Loan Documents.

(g)   The term "certificate" means the sworn, notarized statement of the entity giving the certificate, made by a duly authorized person satisfactory to Lender affirming the truth and accuracy of every statement in the certificate. Any document that is "certified" means the document has been appended to a certificate of the entity certifying the document that affirms the truth and accuracy of everything in the document being certified. In all instances the entity issuing a certificate must be satisfactory to Lender.

(h)   Any document, instrument or agreement to be delivered by Guarantor will be in form and content satisfactory to Lender.

(i)   All obligations, rights, remedies and waivers contained in this Guaranty will be construed as being limited only to the extent required to be enforceable under the law.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Guarantor has duly executed this Guaranty as of the date first above set forth.

GUARANTOR:

MAGUIRE PROPERTIES, L.P.,
a Maryland limited partnership

By: Maguire Properties, Inc.,
    a Maryland corporation,
    its general partner

By:_____
Name:_____
Title:_____

STATE OF _____)
)   SS:
COUNTY OF   )

On _____, before me, the undersigned, a Notary Public in and for said State, personally appeared _____, personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Signature:

_____
Name (Typed or Printed)